Mail Stop 3561

January 24, 2008

Ole B. Hjertaker
Principal Financial Officer
Ship Finance International Limited
14 Par-la-Ville Road
Par-la-Ville Place
Hamilton, HM 08
Bermuda

> **Re: Ship Finance International Limited**
> **File No. 001-32199**
> **Form 20-F: For the Year Ended December 31, 2006**

Dear Mr. Hjertaker:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Michael Fay
Branch Chief